Exhibit 23.4

[Letterhead of DeGolyer and MacNaughton]

November 3, 2005

Stroud Energy, Ltd.

210 W. Sixth Street

Suite 500

Fort Worth, Texas 76102

Gentlemen:

We consent to the use of the name DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton, to the inclusion of our “Appraisal Report as of December 31, 2004 on Certain Properties owned by Dan A. Hughes et al Prepared for Stroud Energy Ltd Final Interests” (our “Report”), and information taken from our Report in the Registration Statement on Form S-1 to be filed with the Securities and Exchange Commission and in the Prospectus, which is part of this Registration Statement; provided, however that we were necessarily unable to verify the estimates from our Report, since these estimates were combined with those of the Company and other firms for other properties and reported in total.

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGolyer and MacNaughton